FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item

1.	Press Release dated July 22, 2003.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE
Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports second-quarter net income of $244 million, or $1.26 per diluted share

MONTREAL, July 22, 2003 — CN today reported its financial results for the second quarter and first half ended June 30, 2003.

Quarterly highlights

•	Net income of $244 million, or $1.26 per diluted share, compared with net income of $280 million, or $1.39 per diluted share, for the same quarter of 2002.
•	Strong intermodal and forest products results, coupled with tight cost focus, partially offset effects of the stronger Canadian dollar, reduced grain traffic and higher fuel expense.
•	Free cash flow of $169 million, up from $164 million for the same period last year. (1)

CN’s operating income for the second quarter of 2003 declined 11 per cent to $437 million. Revenues declined six per cent to $1,463 million, while operating expenses declined three per cent to $1,026 million. The company’s operating ratio for the latest quarter was 70.1 per cent, compared with 68.4 per cent for the same quarter last year. Carloadings declined one per cent to 1,052 thousand.

The 11 per cent year-over-year appreciation of the Canadian dollar relative to the U.S. dollar in the second quarter of this year affected the conversion of CN’s U.S. dollar-denominated revenues and expenses into Canadian dollars. The stronger Canadian dollar reduced CN’s second-quarter 2003 revenues, operating income, and net income by approximately $90 million, $25 million, and $11 million (six cents per diluted share), respectively.

E. Hunter Harrison, president and chief executive officer, said: “CN management kept its eye on the ball during the quarter, extracting maximum value from our franchise amid a host of major challenges, chief among them a significantly stronger Canadian dollar and the lingering effects of last summer’s drought-reduced grain crop.

“The stronger Canadian dollar reduced second-quarter revenues by approximately $90 million. If you exclude this impact on our business, CN’s revenues would have increased slightly, and four of the company’s seven business units would have posted revenue gains. Our second major challenge was reduced Canadian grain volumes — a result of drought conditions last summer in Western Canada — that cut our revenues by $37 million this quarter, and by $80 million for the first half of 2003.

“Our intermodal unit remained a stand-out, benefiting from new business and the discipline of our Intermodal Excellence initiative. At the same time our continuing focus on discretionary spending aided CN’s improved expense performance. Free cash flow also remained strong, rising to $169 million for the quarter from $164 million during the same quarter last year.

“We are guardedly optimistic about the company’s prospects for the balance of the year and into 2004. Precipitation levels on the Prairies in Western Canada lead us to believe the 2003/2004 Canadian grain crop could be a good one. Most of the crop is harvested in September and October, so we would anticipate improved grain volumes in the fourth quarter.”

The three per cent decline in CN’s operating expenses was mainly due to lower expenses for purchased services and material, labor and fringe benefits, and equipment rents, largely as a result of the positive impact of the stronger Canadian dollar on U.S.-dollar denominated expenses. Partly offsetting the decrease were higher fuel costs and increased casualty and other expenses.

Six-month 2003 results

Net income for the first half of 2003 was $496 million, or $2.53 per diluted share, compared with net income of $510 million, or $2.54 per diluted share, for the same period of 2002.

(1) Refer to the supplementary schedule, Non-GAAP Measures, of the attached financial statements for CN’s definition of free cash flow and reconciliation to comparable GAAP number.

Net income for the first six months of this year included a cumulative after-tax benefit of $48 million (24 cents per diluted share), resulting from a change in the accounting for removal costs for certain track structure assets. Excluding the effect of this change, first-half 2003 net income was $448 million, or $2.29 per diluted share.

First-half 2003 operating income declined nine per cent to $811 million. Revenues declined three per cent to $2,959 million, while operating expenses declined one per cent to $2,148 million. CN’s operating ratio for the first six months of 2003 was 72.6 per cent, compared with 70.7 per cent for the year-earlier period. Carloadings rose two per cent to 2,090 thousand for the first half of the year.

The eight per cent year-over-year appreciation of the Canadian dollar relative to the U.S. dollar in the first half of this year affected the conversion of CN’s U.S. dollar-denominated revenues and expenses into Canadian dollars. The stronger Canadian dollar reduced first-half 2003 revenues, operating income, and net income by approximately $135 million, $40 million, and $20 million (10 cents per diluted share), respectively.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts: Media Mark Hallman System Director, Media Relations (416) 217-6390	Investment Community Robert Noorigian Vice-President, Investor Relations (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME  (U.S. GAAP)

(In millions, except per share data)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

	(Unaudited)

Revenues	$ 1,463	$ 1,551	$ 2,959	$ 3,060

Operating expenses	1,026	1,061	2,148	2,164

Operating income	437	490	811	896

Interest expense	(83)	(91)	(168)	(187)

Other income (loss)	(4)	23	-	61

Income before income taxes and cumulative effect of change
in accounting policy	350	422	643	770

Income tax expense	(106)	(142)	(195)	(260)

Income before cumulative effect of change in accounting policy	244	280	448	510

Cumulative effect of change in accounting policy
(net of applicable taxes) (Note 2)	-	-	48	-

Net income	$ 244	$ 280	$ 496	$ 510

Earnings per share (Note 6)

Basic earnings per share

Income before cumulative effect of change in accounting policy	$ 1.28	$ 1.44	$ 2.32	$ 2.64

Net income	$ 1.28	$ 1.44	$ 2.57	$ 2.64

Diluted earnings per share

Income before cumulative effect of change in accounting policy	$ 1.26	$ 1.39	$ 2.29	$ 2.54

Net income	$ 1.26	$ 1.39	$ 2.53	$ 2.54

Weighted-average number of shares

Basic	191.1	193.9	193.1	193.5

Diluted	193.8	203.3	195.7	203.1
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME  (U.S. GAAP)

(In millions)

	Three months ended June 30			Six months ended June 30
	2003	2002	Variance Fav (Unfav)	2003	2002	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$ 253	$ 271	(7%)	$ 543	$ 544	-
Metals and minerals	131	138	(5%)	257	260	(1%)
Forest products	327	334	(2%)	644	659	(2%)
Coal	70	81	(14%)	144	158	(9%)
Grain and fertilizers	201	255	(21%)	435	524	(17%)
Intermodal	289	261	11%	554	496	12%
Automotive	143	159	(10%)	286	310	(8%)
Other items	49	52	(6%)	96	109	(12%)

	1,463	1,551	(6%)	2,959	3,060	(3%)

Operating expenses

Labor and fringe benefits	415	426	3%	869	883	2%
Purchased services and material	178	200	11%	378	398	5%
Depreciation and amortization (Note 2)	139	144	3%	282	285	1%
Fuel	125	114	(10%)	252	226	(12%)
Equipment rents	82	92	11%	159	179	11%
Casualty and other	87	85	(2%)	208	193	(8%)

	1,026	1,061	3%	2,148	2,164	1%

Operating income	$ 437	$ 490	(11%)	$ 811	$ 896	(9%)

Operating ratio	70.1%	68.4%	(1.7)	72.6%	70.7%	(1.9)
See accompanying notes to consolidated financial statements.

Certain of the 2002 comparative figures have been reclassified in order to be consistent with the 2003 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET  (U.S. GAAP)

(In millions)

	June 30 2003	December 31 2002	June 30 2002

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$ 130	$ 25	$ 93
Accounts receivable (Note 3)	605	722	675
Material and supplies	152	127	163
Deferred income taxes	123	122	125
Other	186	196	185

	1,196	1,192	1,241

Properties (Note 2)	18,261	19,681	18,732
Other assets and deferred charges	828	865	866

Total assets	$ 20,285	$21,738	$20,839

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$ 1,391	$ 1,487	$ 1,355
Current portion of long-term debt	559	574	832
Other	64	73	83

	2,014	2,134	2,270

Deferred income taxes	4,411	4,826	4,560
Other liabilities and deferred credits	1,264	1,406	1,217
Long-term debt (Note 3)	4,552	5,003	4,500
Convertible preferred securities	-	-	347

Shareholders' equity:
Common shares (Note 3)	4,631	4,785	4,499
Accumulated other comprehensive income (loss)	(119)	97	31
Retained earnings	3,532	3,487	3,415

	8,044	8,369	7,945

Total liabilities and shareholders' equity	$ 20,285	$21,738	$20,839
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY  (U.S. GAAP)

(In millions)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

	(Unaudited)
Common shares (1)

Balance, beginning of period	$ 4,668	$ 4,473	$ 4,785	$ 4,442

Stock options exercised and other	36	26	60	57

Share repurchase program (Note 3)	(73)	-	(214)	-

Balance, end of period	$ 4,631	$ 4,499	$ 4,631	$ 4,499

Accumulated other comprehensive income (loss)

Balance, beginning of period	$ (13)	$ 92	$ 97	$ 58

Other comprehensive income (loss):

Unrealized foreign exchange gain on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	342	219	606	208

Unrealized foreign exchange loss on translation of
the net investment in foreign operations	(501)	(315)	(925)	(303)

Unrealized holding gain (loss) on fuel derivative instruments (Note 4)	2	4	(1)	55

Other comprehensive loss before income taxes	(157)	(92)	(320)	(40)

Income tax recovery	51	31	104	13

Other comprehensive loss	(106)	(61)	(216)	(27)

Balance, end of period	$ (119)	$ 31	$ (119)	$ 31

Retained earnings

Balance, beginning of period	$ 3,469	$ 3,176	$ 3,487	$ 2,988

Net income	244	280	496	510

Share repurchase program (Note 3)	(134)	-	(355)	-

Dividends	(47)	(41)	(96)	(83)

Balance, end of period	$ 3,532	$ 3,415	$ 3,532	$ 3,415
See accompanying notes to consolidated financial statements.

(1)	The Company issued 0.7 million and 1.0 million common shares for the three and six months ended June 30, 2003, respectively, as a result of stock options exercised. At June 30, 2003, the Company had 189.7 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS  (U.S. GAAP)

(In millions)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

	(Unaudited)
Operating activities

Net income	$ 244	$ 280	$ 496	$ 510
Adjustments to reconcile net income to net cash provided from operating activities:
Cumulative effect of change in accounting policy (Note 2)	-	-	(48)	-
Depreciation and amortization	140	146	285	288
Deferred income taxes	85	85	157	156
Equity in earnings of English Welsh and Scottish Railway	(4)	(4)	(18)	(15)
Other changes in:
Accounts receivable	79	15	80	(41)
Material and supplies	3	(10)	(34)	(33)
Accounts payable and accrued charges	(45)	(16)	(75)	(74)
Other net current assets and liabilities	4	(12)	(5)	(12)
Other	(5)	(9)	24	(22)

Cash provided from operating activities	501	475	862	757

Investing activities

Net additions to properties	(266)	(242)	(387)	(362)
Other, net	3	(28)	(7)	44

Cash used by investing activities	(263)	(270)	(394)	(318)

Dividends paid	(47)	(41)	(96)	(83)

Financing activities

Issuance of long-term debt (Note 3)	708	1,035	2,024	1,890
Reduction of long-term debt (Note 3)	(676)	(1,182)	(1,763)	(2,260)
Issuance of common shares	30	25	41	54
Repurchase of common shares (Note 3)	(207)	-	(569)	-

Cash used by financing activities	(145)	(122)	(267)	(316)

Net increase in cash and cash equivalents	46	42	105	40

Cash and cash equivalents, beginning of period	84	51	25	53

Cash and cash equivalents, end of period	$ 130	$ 93	$ 130	$ 93

Supplemental cash flow information
Payments (recoveries):
Interest	$ 81	$ 95	$ 163	$ 210
Workforce reductions	41	47	89	94
Personal injury and other claims	17	27	55	68
Pensions	19	22	22	27
Income taxes	(4)	29	54	67
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2003 and December 31 and June 30, 2002, its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2003 and 2002.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2002 Annual Consolidated Financial Statements except for Asset retirement obligations and Stock-based compensation as explained in Note 2. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Management’s Discussion and Analysis and Annual Consolidated Financial Statements.

Note 2 – Accounting changes

Asset retirement obligations
Effective January 1, 2003, the Company adopted the recommendations of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. This change in policy had a negligible impact on net income for the second quarter and increased net income by $2 million for the six-month period ended June 30, 2003. Had the Company applied the policy on January 1, 2002, the impact on net income for the three and six months ended June 30, 2002 would have been a benefit of $1 million and $3 million, respectively.

Stock-based compensation
Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company has elected to prospectively apply this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2003, as permitted by SFAS No. 148. In the first quarter of 2003, the Company granted 2.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option pricing model. A negligible amount of options were issued in the second quarter of 2003.

          Prior to 2003, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards.

          For the three and six months ended June 30, 2003, the Company recorded compensation cost of $2 million and $9 million, respectively, and $4 million and $8 million for the same 2002 periods.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)

          If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of SFAS No. 123, the Company’s pro forma net income and earnings per share would have been as follows:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2003	2002	2003	2002

Net income, as reported	$ 244	$ 280	$ 496	$ 510

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan 1, 2003 (SFAS No. 123)	2	-	3	-

Intrinsic value method for
performance-based awards (APB 25)	-	4	6	8

Fair value method for all awards (SFAS No. 123)	(11)	(11)	(22)	(21)

Pro forma net income	$ 235	$ 273	$ 483	$ 497

Basic earnings per share, as reported	$ 1.28	$ 1.44	$ 2.57	$ 2.64
Basic earnings per share, pro forma	$ 1.23	$ 1.41	$ 2.50	$ 2.57

Diluted earnings per share, as reported	$ 1.26	$ 1.39	$ 2.53	$ 2.54
Diluted earnings per share, pro forma	$ 1.21	$ 1.36	$ 2.47	$ 2.48

          These pro forma amounts include compensation cost as calculated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

Expected option life (years)	5.0	7.0	5.0	7.0
Risk-free interest rate	3.33%	5.79%	4.12%	5.79%
Expected stock price volatility	30%	30%	30%	30%
Average dividend per share	$ 1.00	$ 0.86	$ 1.00	$ 0.86

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

Weighted average fair value of
options granted	$19.85	$30.61	$17.80	$30.98

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)

Note 3 – Financing activities

In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013, the maximum remaining amount under its shelf registration statement filed in 2001. The Company used the net proceeds of U.S.$396 million to repay U.S.$150 million of 6.625% 10-year Notes issued by the Company, and U.S.$100 million of 6.75% 10-year Notes issued by the Company’s wholly-owned subsidiary Illinois Central Railroad Company, both of which matured on May 15, 2003. The excess was used to repay the Company’s borrowings under the commercial paper program of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002.

The Company’s commercial paper program, which is backed by its revolving credit facility, enables it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the program to $800 million. At June 30, 2003, the Company had outstanding borrowings of U.S.$310 million (Cdn$418 million) under the program. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.

In the first quarter of 2003, the Company repaid its borrowings under the revolving credit facility of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 and since then, the credit facility has not been drawn upon. Letters of credit under the revolving credit facility amounted to $299 million at June 30, 2003.

In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal, the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% which is recorded in Other current assets. At June 30, 2003, pursuant to the agreement, $195 million and U.S.$113 million (Cdn$152 million) ($173 million and U.S.$113 million (Cdn$177 million) at December 31, 2002) had been sold.

The share repurchase program which was approved in 2002, allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In the first half of 2003, the Company repurchased 8.8 million common shares for $569 million, at an average price of $64.63. The Company has repurchased a total of 11.8 million common shares since the inception of the program for $772 million, at an average price of $65.40 per share.

Note 4 – Derivative instruments

At June 30, 2003, a portion of the Company’s fuel requirement has been hedged using derivative instruments that are carried at market value on the balance sheet. These fuel hedges are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At June 30, 2003, Accumulated other comprehensive income included an unrealized gain of $29 million, $19 million after tax, ($30 million unrealized gain, $20 million after tax at December 31, 2002) of which $26 million relates to derivative instruments that will mature within the next twelve months.

Note 5 – Major commitments and contingencies

A. Commitments
As at June 30, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $180 million ($183 million at December 31, 2002). The Company also had outstanding information technology service contracts of $22 million.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

          In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

          In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

          An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

          As at June 30, 2003, the Company had aggregate reserves for personal injury and other claims of $610 million ($664 million at December 31, 2002). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

          While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the period in which they become known.

          As at June 30, 2003, the Company had aggregate accruals for environmental costs of $89 million ($106 million as at December 31, 2002).

D. Guarantees
Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At June 30, 2003, the maximum exposure in respect of these guarantees was $78 million. During the second quarter of 2003, the Company issued a guarantee for which the carrying value at June 30, 2003 was $1 million. As at June 30, 2003, the Company had not recorded any additional liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2003, the maximum potential liability under these guarantees was $384 million of which $327 million was for workers’ compensation and other employee benefits and $57 million was for equipment under leases and other. During the first half of 2003, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

          As at June 30, 2003, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements. The guarantee instruments mature at various dates between 2003 and 2007.

E. Indemnifications
CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at June 30, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

          In the second quarter of 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)

Note 6 – Earnings per share

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

	(Unaudited)

Basic earnings per share
Income before cumulative effect of change in accounting policy	$ 1.28	$ 1.44	$ 2.32	$ 2.64
Cumulative effect of change in accounting policy (Note 2)	-	-	0.25	-

Net income	$ 1.28	$ 1.44	$ 2.57	$ 2.64

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$ 1.26	$ 1.39	$ 2.29	$ 2.54
Cumulative effect of change in accounting policy (Note 2)	-	-	0.24	-

Net income	$ 1.26	$ 1.39	$ 2.53	$ 2.54

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

(In millions, except per share data)	(Unaudited)

Income before cumulative effect of change in accounting policy	$ 244	$ 280	$ 448	$ 510
Income impact on assumed conversion of preferred securities	-	3	-	6

	$ 244	$ 283	$ 448	$ 516

Weighted-average shares outstanding	191.1	193.9	193.1	193.5
Effect of dilutive securities and stock options	2.7	9.4	2.6	9.6

Weighted-average diluted shares outstanding	193.8	203.3	195.7	203.1

Basic earnings per share before cumulative effect of change in accounting policy	$ 1.28	$ 1.44	$ 2.32	$ 2.64

Diluted earnings per share before cumulative effect of change in accounting policy	$ 1.26	$ 1.39	$ 2.29	$ 2.54

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS  (U.S. GAAP)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

	(Unaudited)
Statistical operating data

Freight revenues ($ millions)	1,414	1,499	2,863	2,951
Gross ton miles (GTM) (millions)	77,715	78,999	153,824	154,422
Revenue ton miles (RTM) (millions)	39,830	40,332	79,742	79,621
Carloads (thousands)	1,052	1,059	2,090	2,058
Route miles (includes Canada and the U.S.)	17,539	17,837	17,539	17,837
Employees (end of period)	22,431	23,708	22,431	23,708
Employees (average during period)	22,229	23,454	21,878	22,895

Productivity

Operating ratio (%)	70.1	68.4	72.6	70.7
Freight revenue per RTM (cents)	3.55	3.72	3.59	3.71
Freight revenue per carload ($)	1,344	1,415	1,370	1,434
Operating expenses per GTM (cents)	1.32	1.34	1.40	1.40
Labor and fringe benefits expense per GTM (cents)	0.53	0.54	0.56	0.57
GTMs per average number of employees (thousands)	3,496	3,368	7,031	6,745
Diesel fuel consumed (U.S. gallons in millions)	94	94	187	189
Average fuel price ($/U.S. gallon)	1.26	1.18	1.28	1.15
GTMs per U.S. gallon of fuel consumed	827	840	823	817

Safety indicators

Injury frequency rate per 200,000 person hours	2.6	2.6	2.8	3.0
Accident rate per million train miles	2.3	2.1	2.0	2.1

Financial ratios

Debt to total capitalization ratio (% at end of period)	38.9	41.7	38.9	41.7
Return on assets (% at end of period) (1)	1.5	1.6	2.7	3.0

(1) See Non-GAAP Measures.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION  (U.S. GAAP)

	Three months ended June 30			Six months ended June 30
	2003	2002	Variance Fav (Unfav)	2003	2002	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,280	7,357	(1%)	15,418	14,684	5%
Metals and minerals	3,348	3,158	6%	6,663	6,438	3%
Forest products	8,782	8,570	2%	16,895	16,692	1%
Coal	3,961	3,609	10%	7,527	6,914	9%
Grain and fertilizers	7,321	9,282	(21%)	15,945	19,113	(17%)
Intermodal	8,225	7,442	11%	15,534	14,071	10%
Automotive	913	914	-	1,760	1,709	3%

	39,830	40,332	(1%)	79,742	79,621	-

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.55	3.72	(5%)	3.59	3.71	(3%)
Business units:
Petroleum and chemicals	3.48	3.68	(5%)	3.52	3.70	(5%)
Metals and minerals	3.91	4.37	(11%)	3.86	4.04	(4%)
Forest products	3.72	3.90	(5%)	3.81	3.95	(4%)
Coal	1.77	2.24	(21%)	1.91	2.29	(17%)
Grain and fertilizers	2.75	2.75	-	2.73	2.74	-
Intermodal	3.51	3.51	-	3.57	3.52	1%
Automotive	15.66	17.40	(10%)	16.25	18.14	(10%)

Carloads (thousands)

Petroleum and chemicals	144	146	(1%)	300	291	3%
Metals and minerals	101	104	(3%)	192	190	1%
Forest products	152	151	1%	298	301	(1%)
Coal	122	127	(4%)	248	247	-
Grain and fertilizers	121	135	(10%)	255	277	(8%)
Intermodal	332	312	6%	640	585	9%
Automotive	80	84	(5%)	157	167	(6%)

	1,052	1,059	(1%)	2,090	2,058	2%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,344	1,415	(5%)	1,370	1,434	(4%)
Business units:
Petroleum and chemicals	1,757	1,856	(5%)	1,810	1,869	(3%)
Metals and minerals	1,297	1,327	(2%)	1,339	1,368	(2%)
Forest products	2,151	2,212	(3%)	2,161	2,189	(1%)
Coal	574	638	(10%)	581	640	(9%)
Grain and fertilizers	1,661	1,889	(12%)	1,706	1,892	(10%)
Intermodal	870	837	4%	866	848	2%
Automotive	1,788	1,893	(6%)	1,822	1,856	(2%)

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES

The Company makes reference to Non-GAAP measures that do not have any standardized meaning prescribed by GAAP and are therefore not necessarily comparable to similar measures presented by other companies and as such, should not be considered in isolation. The Company believes that measures such as free cash flow and return on assets included in this quarterly report, are useful measures of performance. In particular, free cash flow is an important measure as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The calculation of these measures and a reconciliation to their comparable GAAP number, where applicable, is provided below:

Free cash flow:

	Three months ended June 30		Six months ended June 30
In millions	2003	2002	2003	2002

Cash provided from operating activities	$ 501	$ 475	$ 862	$ 757

Less:
Net capital expenditures	(266)	(242)	(387)	(362)
Other investing activities	3	(28)	(7)	44
Dividends paid	(47)	(41)	(96)	(83)

Cash provided before financing activities	191	164	372	356

Adjustments:
Increase in accounts receivable sold	(22)	-	(22)	-

Free cash flow	$ 169	$ 164	$ 350	$ 356

Return on assets:

	Three months ended June 30		Six months ended June 30
In millions	2003	2002	2003	2002

Income before cumulative effect of change in accounting policy	$ 244	$ 280	$ 448	$ 510
Interest expense (net of applicable taxes)	54	57	108	117

Income before cost of borrowing	$ 298	$ 337	$ 556	$ 627

Total assets	$ 20,285	$ 20,839	$ 20,285	$ 20,839

Return on assets (% at end of period)	1.5	1.6	2.7	3.0

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 22, 2003	By:	/s/ Sean Finn
Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary